Effective Therapeutics for Cardiovascular Needs

Second Quarter
Ended November 30, 2003

CORPORATE OFFICE:
4-1200 Waverley Street
Winnipeg, Manitoba Canada R3T 0P4
Tel: 204 487 7412 Toll Free: 888 435 2220 Fax: 204 488 9823
www.medicureinc.com

TRADING SYMBOL	For more information, please contact:
TSX: MPH	Derek Reimer, CFO
Email: dgreimer@medicureinc.com

This report may contain forward-looking statements that involves risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Message to Shareholders, January 2004

During the second quarter of fiscal 2004, Medicure continued to focus on the execution of its overall strategy, most notably in the area of our lead drug compound, MC-1, where we received approval from both the United States Food and Drug Administration (FDA), and the Canadian Therapeutics Product Directorate (TPD) to proceed with our Phase II clinical trial with patients undergoing coronary artery bypass graft surgery (CABG). Progress also was made with our second drug candidate, MC-4232, with the initial enrollment of patients in our Phase II clinical trial with diabetic patients with hypertension.

CABG Trial Gets Green Light

In October, we filed for regulatory approval to conduct a Phase II clinical study of the Company’s lead drug candidate to evaluate the cardioprotective and neuroprotective effects of MC-1 in patients undergoing high-risk coronary artery bypass surgery. Approval was given in mid-November to initiate the trial to treat up to 900 patients.

Called MEND-CABG, the study will be conducted at between 20 and 25 cardiac centers in Canada and the US. The trial is a randomized, placebo-controlled, double-blinded, dose ranging study and will assess the effects of MC-1 compared with placebo on cardiovascular events and neurological functions following CABG surgery, and to determine the level of protection against ischemic reperfusion injury during surgery.

Dr. Jean-Claude Tardif, MD, FRCP, Director of Clinical Research and Associate Professor of Medicine at Montréal Heart Institute will chair the study's steering committee. Dr. Robert Harrington, MD, Professor of Medicine and Director of Cardiovascular Clinical Trials at Duke Clinical Research Institute and Dr. Robert Emery, MD, President, Cardiac Surgical Associates in St. Paul, Minnesota, will act as co-chairs.

The primary efficacy endpoint of the trial will be the reduction of the combined incidence of cardiovascular death, non-fatal myocardial infarction (heart attack) and non-fatal cerebral infarction (stroke), up to and including post-operative day 30. The secondary endpoints will include, among others, the difference in CK-MB AUC (0 - 24 hours) as a marker of cardiovascular damage. This is the measure in which MC-1's cardioprotective effect was first demonstrated in the MEND-1 study with patients undergoing angioplasty procedure. Drug safety will be assessed by an evaluation of types, frequencies, severities and duration of any reported adverse experiences, and by examination of clinical laboratory abnormalities. Patients will be closely monitored for signs and symptoms of drug toxicity.

Approval of this important study furthering the clinical development of MC-1, represents a significant milestone in the Company's history. This will be a landmark study for Medicure, and we are pleased and privileged to be working with some of North America's leading cardiovascular surgeons and interventionalists in numerous clinical centres in both Canada and the United States. Having established MC-1's cardio protective capabilities in angioplasty, we are excited at the prospect of showing its efficacy in reducing ischemic reperfusion and neurological damage resulting from the CABG procedure. It is currently anticipated that patient enrollment will commence before the end of fiscal 2004 and take approximately 12 months to complete.

Patient Enrollment in Hypertension Trial Progressing

The clinical development program of MC-4232, Medicure’s second clinical candidate, progressed during the second quarter of our fiscal year, with the continuation of patient enrollment. The trial will enroll 15 patients and is designed to determine an effective dose-range for the treatment of hypertension as a prelude to future Phase III studies.

The data gathered from this trial will form the basis for Medicure to move forward to a larger, pivotal Phase III clinical trial of MC-4232 in calendar 2004.

Corporate Developments

During the quarter under review, we strengthened both our management team and our proprietary position. In October, we were pleased to announce the appointment of Moray Merchant to the position of Vice President, Market Development. Mr. Merchant's responsibilities include establishing partnering arrangements and directing the commercialization, licensing and marketing of Medicure's products for the treatment of cardiovascular diseases.

Mr. Merchant brings to Medicure more than 20 years' pharmaceutical sales, marketing and business development experience. Most recently he was Vice President, Sales and Marketing for aaiPharma Inc., a U.S. based specialty pharmaceutical company. Prior to this, while working with DuPont Pharma in Canada, he managed the sales and marketing of their cardiovascular products and directed their business development initiatives. As a product-focused company, we are delighted to have someone with Mr. Merchant's extensive business development, marketing and product management background join Medicure at a time when we are focused on moving forward with our clinical and business development activities.

In November, we strengthened our proprietary position with issuance of patent No. 6,605,612, "Cardioprotective Phosphonates and Malonates", by the US Patent and Trademark Office. The newly issued patent, the Company's eighth, covers composition of matter claims and compound claims in a series of novel therapeutics in the treatment of cardiovascular and related diseases. Medical uses in this patent include treatment of cerebral and myocardial ischemia, hypertension, myocardial infarction, ischemic reperfusion injury and other metabolic and cardiovascular conditions.

Outlook

As we move into the second half of our fiscal year, we do so with great excitement and optimism. We anticipate receiving the preliminary results from our hypertension trial and we look forward to the enrollment of patients in our CABG study, as we continue to move forward in the development of MC-1 as a leading cardioprotective drug.

Subsequent to November 30, 2003, the Company was pleased to announce that investors exercised 99% of the remaining warrants with an expiry date of December 20, 2003 for proceeds of $13.1 million. A total of $14.6 million was received as a result of these warrants having been exercised during calendar 2003. This further strengthens our cash position and is a strong vote of confidence from our investors.

I want to again thank all of our shareholders for their continued support and confidence in Medicure, along with our employees for their dedication and contributions to the success of our Company.

Yours sincerely,

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

Management’s Discussion & Analysis of Financial Condition and Results of Operations
For The Three and Six Month Periods Ended November 30, 2003

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles. This discussion and analysis provides an update to the Management’s Discussion and Analysis and financial statements contained in our 2003 Annual Report and should be read in conjunction with these documents. All amounts are expressed in Canadian dollars unless otherwise noted. The Company’s fiscal year end is May 31.

Overview

Medicure is focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. The Company’s research and development program is currently focused on the clinical development of the Company’s lead product, MC-1 and a second product MC-4232, and the discovery and development of other drug candidates.

MC-1 is a natural compound that is being developed as a treatment to reduce injury from blockages of blood to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from the Phase II clinical trial, MEND-1, showed that MC-1, reduces ischemic heart damage following angioplasty. The results demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty. Ischemia and ischemic reperfusion injury remain a major inadequately treated area of cardiovascular medicine.

The Company’s second product, MC-4232 is being developed for use in the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 50 million adult Americans have high blood pressure. Of those, 73% are not adequately controlled and therefore have an increased risk of heart attack, stroke, kidney failure, damage to the eyes, heart failure, and atherosclerosis. Control of hypertension for certain subsets of this population has remained inadequate despite the availability of several key classes of compounds.

RESULTS OF OPERATIONS

Investment Income

Interest and other income for the second quarter ended November 30, 2003 was $81,000 compared to $56,000 for the second quarter ended November 30, 2002. For the six months ended November 30, 2003, interest and other income totaled $151,000 compared to $122,000 for the same period in fiscal 2003. The increase is the result of a higher cash and cash equivalent balance as compared to the same period of the prior year.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. During the second quarter ended November 30, 2003 research and development costs were $893,000 as compared to $929,000 for the same quarter in fiscal 2003. Research and development costs for the six months ended November 30, 2003 were $1,649,000 compared to $1,931,000 for the same period in fiscal 2003. For the six months ended November 30, 2003 research and development costs were 66% of operating costs. The decrease in expenditures is mainly a result of the clinical development costs being lower in the first quarter of fiscal 2004 as the prior year figure included costs associated with the MEND-1 trial that was successfully completed in January 2003.

The Company expects the research and development expenditures for the remainder of fiscal 2004 to be higher than fiscal 2003. A significant portion of the increase in expenditures during fiscal 2004 will be incurred in the Phase II Coronary Artery Bypass Graft (CABG) trial attributed to MC-1 and the Phase II Hypertension trial involving MC-4232. The Company received approval from the U.S. Food and Drug Administration (FDA) and the Canadian Therapeutic Product Directorate (TPD) to initiate a large Phase II clinical study to treat up to 900 patients with the Company's lead drug compound, MC-1. The study, to be called MEND - CABG, will evaluate the ischemic reperfusion and neuro-protective effects of MC-1 in patients undergoing high-risk CABG surgery. It is currently anticipated that patient enrollment will commence before the end of fiscal 2004 and take approximately 12 months to complete. The trial will be conducted at 20 to 25 cardiac centres throughout Canada and the US.

The Company is also conducting another clinical trial as part of the clinical development program for MC-4232. The trial will enroll 15 patients and is designed to determine an effective dose-range for the treatment of hypertension as a prelude to future Phase III studies.

General and Administrative

General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, however they are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities. For the six months ended November 30, 2003 general and administrative expenditures totaled $834,000 as compared to $556,000 for the same period in fiscal 2003. For the second quarter these expenditures totaled $424,000 compared to $293,000 for the same quarter of the prior fiscal year. The overall increase was mainly the result of increased business development and investor relations activities, regulatory costs and professional fees. The Company expects higher levels of general and administrative activities for the remainder of the fiscal year ending May 31, 2004 as compared to the same period in fiscal 2003

As a result of the above noted items, the financial results for the six months ended November 30, 2003 included a net loss from operations of $2,346,000, or $0.05 per share, compared to a net loss of $2,379,000, or $0.06 per share for the comparable period in fiscal 2003. For the second quarter the consolidated net loss from operations was $1,247,000 or $0.03 per share compared to a net loss of $1,173,000 or $0.03 per share for the three-month period ended November 30, 2002.

Liquidity and Capital Resources

At November 30, 2003, the Company had cash and cash equivalents totaling $10,386,000 as compared to $4,130,000 as of May 31, 2003. On June 26, 2003, the Company strengthened its cash position by raising gross proceeds of $7,648,000 (before share issuance costs of $610,000) through a private placement of 8,997,632 common shares of the Company at $0.85 per share. These funds are committed to short-term investments and as a result management does not believe that the fair value of these investments would be adversely impacted to any significant degree by a fluctuation in market interest rates.

For the six months ended November 30, 2003, the Company received proceeds of $1,583,000 from the exercise of options and warrants compared to $25,000 for the same period in fiscal 2003. The total number of Common Shares increased to 49,693,502 from 38,509,864 at May 31, 2003.

Subsequent to November 30, 2003, the Company significantly strengthened its cash position as it received proceeds of $13,080,000 from the exercise of warrants that expired on December 20, 2003. The warrants were part of a public offering in December 2001 and increased the cash position to $22,900,000 and the total number of common shares issued and outstanding to 65,970,343 at December 31, 2003.

OUTLOOK

The Company expects to continue to incur operating losses as it expands its clinical and drug discovery programs. The Company expects higher clinical expenses as a result of the planned Phase II clinical trial with its lead product, MC-1 in Coronary Artery Bypass Graft surgery (CABG) and the Phase II/III development program for its second product MC-4232 for treatment in hypertension in fiscal 2004. The Company believes it has sufficient resources to fund planned operations until the second quarter of fiscal 2006. Funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the results of preclinical studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

The Company’s strategic focus will be to move closer to regulatory approval for its lead product, MC-1 and its second product MC-4232, and identify and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding. The Company may consider raising additional capital during fiscal 2004 to fund operations over the long term.

Risks and Uncertainty

The Company’s products and technologies are currently in the research and development stages. The Company does not and may never have a commercially viable drug formulation approved for marketing. To obtain regulatory approvals for the Company’s products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

The Company has not to date generated any revenues from sales. The timing of generation of any sales is uncertain. The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

MEDICURE INC.
Consolidated Balance Sheets

	November 30,	May 31,
	2003	2003
	(Unaudited)
Assets

Current Assets:
Cash and cash equivalents	$10,386,183	$4,130,456
Accounts receivable	232,146	79,544
Prepaid expenses	28,758	55,048
Research advance	200,000	200,000
	10,847,087	4,465,048

Capital assets	69,778	67,497
Patent costs	849,835	763,464
	$11,766,700	$5,296,009

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable and accrued liabilities	$481,874	$353,908

Shareholders' equity:
Capital stock (Note 3)	26,122,978	17,502,222
Contributed surplus	173,591	105,375
Deficit	(15,011,743)	(12,665,496)
	11,284,826	4,942,101

	$11,766,700	$5,296,009

Unaudited – Prepared by Management

MEDICURE INC.
Consolidated Statements of Operations and Deficit

	Three months ended		Six months ended
	November 30,	November 30,	November 30,	November 30,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue:
Interest and other income	$80,625	$55,973	$150,830	$122,358
Government assistance	-	1,280	3,999	2,347
	80,625	57,253	154,829	124,705

Expenses:
General and administrative	424,385	292,992	833,624	556,253
Research and development	893,419	928,958	1,648,593	1,931,022
Amortization	9,565	7,901	18,859	16,314
	1,327,369	1,229,851	2,501,076	2,503,589

Loss for the period	(1,246,744)	(1,172,598)	(2,346,247)	(2,378,884)

Deficit, beginning of period	(13,764,999)	(9,678,094)	(12,665,496)	(8,471,808)

Deficit, end of period	$(15,011,743)	$(10,850,692)	$(15,011,743)	$(10,850,692)

Basic and diluted loss per share	$(0.03)	$(0.03)	$(0.05)	$(0.06)

Unaudited – Prepared by Management

MEDICURE INC.
Consolidated Statements of Cash Flows

	Three months ended		Six months ended
	November 30,	November 30,	November 30,	November 30,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(1,246,744)	$(1,172,598)	$(2,346,247)	$(2,378,884)
Adjustment for:
Amortization of capital assets
and patents	9,565	7,901	18,859	16,314
Stock-based compensation	42,974	4,430	68,216	7,807
Change in the following:
Accounts receivable	(76,516)	(53,658)	(152,602)	(115,928)
Prepaid expenses	23,594	35,712	26,290	56,621
Accounts payable and accrued
liabilities	105,699	(47,933)	127,966	(141,515)
	(1,141,428)	(1,226,146)	(2,257,518)	(2,555,585)

Investing activities:
Acquisition of capital assets	(12,491)	-	(13,616)	(2,230)
Patent costs	(53,002)	(112,725)	(93,895)	(141,896)
	(65,493)	(112,725)	(107,511)	(144,126)

Financing activities:
Issuance of common shares, net of share
issue costs	1,328,523	5,936	8,620,756	31,136
	1,328,523	5,936	8,620,756	31,136

Increase (decrease) in cash
and cash equivalents	121,602	(1,332,935)	6,255,727	(2,668,575)

Cash and cash equivalents, beginning of
period	10,264,581	7,005,378	4,130,456	8,341,018

Cash and cash equivalents, end of
period	$10,386,183	$5,672,443	$10,386,183	$5,672,443

Unaudited – Prepared by Management

Medicure Inc.
Notes to Consolidated Financial Statements
Six months ended November 30, 2003

1.

Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended May 31, 2003. The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America ("U.S. GAAP") except as described in note 5 to the consolidated financial statements. These statements should be read in conjunction with the May 31, 2003 audited financial statements.

The current period’s financial statements include the operations of the Company for the six-month period ended November 30, 2003.

These financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has experienced operating losses and cash outflows from operations since its incorporation.

The Company’s ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct its clinical trials, and to successfully commercialize its products. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.

Nature of operations:

The Company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead product, MC-1 and its second clinical candidate MC-4232. To date, the Company has no products in commercial production or use and does not currently have any revenues other than interest earned on cash held and government assistance.

3.	Capital stock:
(a)

Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

Unaudited – Prepared by Management

Medicure Inc.
Notes to Consolidated Financial Statements
Six months ended November 30, 2003

3.	Capital stock (continued):

	(b)	Shares issued and outstanding are as follows:
	Number of shares	Amount

Common shares:

Balance at May 31, 2002	37,088,864	$16,079,309

Exercise of options for cash	126,000	25,200
Refund of portion of share issue costs	–	5,936
Exercise of warrants for cash	15,000	12,150
Conversion of class A common shares	1,280,000	1,379,627
Balance at May 31, 2003	38,509,864	$17,502,222

Private placement for cash on June 26, 2003
net of share issue costs of $ 610,480	8,997,632	7,037,506
Exercise of warrants for cash	2,069,340	1,495,334
Exercise of options for cash	116,666	87,916
Balance at November 30, 2003 (Unaudited)	49,693,502	$26,122,978

On June 26, 2003, the Company, through a private placement, issued 8,997,632 common shares at a price of $0.85 per common share for total gross proceeds of $7,648,000 (net proceeds of $7,037,506 after share issuance costs). As additional compensation to the underwriters, the Company issued compensation options of 629,834 common shares of the Company exercisable at $1.00 per common share. These compensation options expire June 26, 2005.

(c)

Options:

The Company has a Stock Option Plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 4,700,000 common shares of the Company at any time. The stock options are subject to vesting over a period of three years.

Unaudited – Prepared by Management

Medicure Inc.
Notes to Consolidated Financial Statements
Six months ended November 30, 2003

3.	Capital stock (continued):

A summary of the Company’s Stock Option Plan is as follows:
	November 30, 2003		May 31, 2003
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price
	(Unaudited)	(Unaudited)

Balance, beginning of year	2,137,033	$0.83	1,973,033	$1.05
Granted	500,000	1.23	505,000	0.74
Exercised	(116,666)	0.77	(126,000)	0.20
Cancelled or expired	(51,667)	1.06	(215,000)	2.33
Balance, end of year	2,468,700	$0.93	2,137,033	$0.83

Options exercisable, end
of year	1,643,700

Options outstanding at November 30, 2003 (Unaudited) consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$ 0.50 - 1.65	2,358,700	2.7 years	$0.87	1,533,700
2.15 - 2.45	110,000	1.4 years	2.22	110,000
	2,468,700	2.6 years	$0.93	1,643,700

The compensation expense related to stock options granted under the Stock Option Plan during the three month period ended November 30, 2003 to non-employees aggregated $42,974 (six months ended November 30, 2003 - $68,216). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life	5 years
Risk-free interest rate	4.28%
Dividend yield	–
Expected volatility	81%

The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the period of service. For awards that vest

Unaudited – Prepared by Management

Medicure Inc.
Notes to Consolidated Financial Statements
Six months ended November 30, 2003

3.	Capital stock (continued):

on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period.

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation options granted to employees and directors during the three and six month periods ended November 30, 2003 using a fair value based approach:

	Three months ended	Six months ended
	November 30, 2003	November 30, 2003
	(Unaudited)	(Unaudited)

Loss for the period ended November, 2003:	$(1,246,744)	$(2,346,247)
Add: Stock based compensation	(37,439)	(44,935)
Pro forma loss for the period	(1,284,183)	(2,391,182)

Basic and diluted loss per common share:
As reported	$(0.03)	$(0.05)
Pro forma	(0.03)	(0.05)

(d)	Warrants:

				Granted			Granted
Issuee	Original	Value	May 31,	(Exercised)		May 31,	(Exercised)	November 30,
(Expiry date)	granted	per share	2002	(Cancelled)*		2003	(Cancelled)*	2003
								(Unaudited)
Prospectus offering
18,461,537 warrants
(December 20, 2003)	18,461,537	0.65 - 0.81	18,461,537	(15,000)		18,446,537	(2,059,892)	16,386,645

Private placements:
1,360,000 units
(August 31, 2002)	1,360,000	1.05 - 1.15	1,360,000	(1,360,000	)*	–	–	–

120,000 units
(September 14, 2002)	120,000	1.00 - 1.15	120,000	(120,000	)*	–	–	–

629,834 units
(June 26, 2005)	629,834	1.00	–	–		–	629,834	620,386
							(9,448)

Subsequent to November 30, 2003, the Company received $13,079,958 from the exercise of 16,276,841 warrants that expired on December 20, 2003.

(e)

Loss per share:

The weighted average number of common shares outstanding for the three month period ended November 30, 2003 and 2002 were 49,102,958 and 36,669,237 respectively. The weighted average number of common shares outstanding for the six month period ended November 30, 2003 and 2002 were 47,106,833 and 36,645,229 respectively. All common shares issuable on exercise of stock options and warrants have been excluded from the calculation of diluted loss per share as their effect is anti-dilutive.

Unaudited – Prepared by Management

Medicure Inc.
Notes to Consolidated Financial Statements
Six months ended November 30, 2003

4.

Related party transactions:

During the three and six month periods ended November 30, 2003, the Company paid companies controlled by a director, a total of $47,948 and $95,896, respectively (three and six month periods ended November 30, 2002 - $47,474 and $94,247) for office rent and consulting fees. These fees are subject to annual agreements, which can be renewed at the option of both parties. These transactions are in the normal course of operations and are measured at the exchange amount which is the fair market value of the consideration and agreed to by the related parties.

5.

Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

(a)

Patents

Under Canadian GAAP, the patent costs which relate to products which have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, the unamortized patent costs would have been recorded as an expense in the year of incurrence. The effect of this difference is that for the three and six months ended November 30, 2003, research and development expense would have increased by $53,002 and $93,895, respectively (three and six month periods ended November 30, 2002-$112,725 and $141,896). The Company commenced amortization of the patents during fiscal 2002. Under U.S. GAAP, the amortization expense to be added back for the three and six months ended November 30, 2003 is $3,770 and $7,524, respectively (three and six month periods ended November 30, 2002- $2,332 and $5,062).

(b)

Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the six months ended November 30, 2003 and 2002. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the three and six months ended November 30, 2003 is $1,446 and $2,968, respectively (three and six month periods ended November 30, 2002- $1,781 and $3,655).

(c)

Stock options – stock-based compensation costs:

For reconciliation purposes to U.S. GAAP, the Company has elected to follow the fair value method in accounting for its employee, management and director stock options. Under U.S. GAAP, stock-based compensation to non-employees must be recorded at fair value of the options granted. For stock-based

Unaudited – Prepared by Management

Medicure Inc.
Notes to Consolidated Financial Statements
Six months ended November 30, 2003

5.	Reconciliation of generally accepted accounting principles (continued):

compensation granted to non-employees subsequent to June 1, 2002, the accounting is consistent under both Canadian GAAP and U.S. GAAP. The Company uses the Black-Scholes option pricing model to determine the fair value of all options granted. The assumptions used in the valuation included a five year life for the options, a risk-free rate of between 3.50% and 5.80%, volatility between 37% and 87% and no dividend yield. This compensation expense would be amortized over the appropriate vesting periods. For purposes of reconciliation of U.S. GAAP, the Company would record an additional compensation expense for the three and six months ended November 30, 2003 of $43,836 and $57,729, respectively (three and six month periods ended November 30, 2002- $32,476 and $64,952).

Summary:

The impact of significant variations to U.S. GAAP on the consolidated statement of operations and deficit are as follows:

	Three months ended		Six months ended
	November 30,	November 30,	November 30,	November 30,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Loss for the period, Canadian GAAP	$(1,246,744)	$(1,172,598)	$(2,346,247)	$(2,378,884)
Adjustments for the following:
Stock-based compensation (c)	(43,836)	(32,476)	(57,729)	(64,952)
Patent costs (a)	(53,002)	(112,725)	(93,895)	(141,896)
Amortization of patent costs (a)	3,770	2,332	7,524	5,062
Amortization of scientific equipment (b)	1,446	1,781	2,968	3,655
Loss for the period, US GAAP	(1,338,366)	(1,313,686)	(2,487,379)	(2,577,015)

Basic and diluted loss per share	$(0.03)	$(0.04)	$(0.05)	$(0.07)

The impact of significant variations to U.S. GAAP on the consolidated balance sheet items are as follows:

	November 30,	May 31,
	2003	2003
	(Unaudited)

Capital assets	$42,299	$37,050
Capital stock and contributed surplus	42,606,246	33,859,545
Deficit accumulated during the development stage	(32,157,638)	(29,670,259)

Unaudited – Prepared by Management